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                               December 15, 2022

       Lee Keat Hin
       Chief Financial Officer
       DUET Acquisition Corp.
       V03-11-02, Designer Office
       V03, Lingkaran SV, Sunway Velocity,
       Kuala Lumpur, Malaysia

                                                        Re: DUET Acquisition
Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-41237

       Dear Lee Keat Hin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 30, 2022

       Report of independent registered public accounting firm, page F-2

   1. Please obtain and revise your filing to include an auditor's report that contains the three missing dates in the
first paragraph of the report.
 Lee Keat Hin
FirstName LastNameLee
DUET Acquisition  Corp. Keat Hin
Comapany15,
December  NameDUET
              2022     Acquisition Corp.
December
Page 2    15, 2022 Page 2
FirstName LastName
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at
202-551-
3438 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction